



**10025830**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | February 28 2010 |
| Estimated average burden | |
| hours per response | 12.00 |

| SEC FILE NUMBER |
| --- |
| 8-47344 |

REPORT FOR THE PERIOD BEGINNING ___October 1, 2008___ AND ENDING ___September 30, 2009___
                                                     MM/DD/YY                                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:        Hewitt Financial Services, LLC

| | |
| --- | --- |
| | OFFICIAL USE ONLY |
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Half Day Road
(No. and Street)

Lincolnshire                                    Illinois        60069
(City)                                          (State)        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas S. Keith
                                                                         847-295-5000
                                                                          (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower        Chicago        Illinois        60606
(Address)                               (City)              (State)        (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____ Douglas S. Keith _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Hewitt Financial Services, LLC _____, as of _____ September 30 _____, 20 09 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a)   Facing page.
- ☒ (b)   Statement of Financial Condition.
- ☐ (c)   Statement of Income (Loss).
- ☐ (d)   Statement of Changes in Financial Condition.
- ☐ (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f )  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g)   Computation of Net Capital.
- ☐ (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j )  A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)   An Oath or Affirmation.
- ☐ (m)   A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Hewitt Financial Services LLC
September 30, 2009
With Report of Independent Registered Public
Accounting Firm

Hewitt Financial Services LLC

Statement of Financial Condition

September 30, 2009

# Contents

# Report of Independent Registered Public Accounting Firm

The Member
Hewitt Financial Services LLC

We have audited the accompanying statement of financial condition of Hewitt Financial Services LLC (the Company) as of September 30, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hewitt Financial Services LLC at September 30, 2009, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

Chicago, Illinois
November 20, 2009

# Hewitt Financial Services LLC

# Statement of Financial Condition

## September 30, 2009

| | |
|---|---:|
| **Assets** | |
| Cash | $ 2,196,122 |
| Accounts receivable | 1,221,434 |
| Due from Parent | 125,284 |
| Deposit with clearing broker | 100,000 |
| Other assets | 19,929 |
| Total assets | $ 3,662,769 |
| | |
| **Liabilities and member's equity** | |
| Accounts payable and accrued expenses | $ 38,006 |
| | 38,006 |
| Member's equity | 3,624,763 |
| Total liabilities and member's equity | $ 3,662,769 |

*See notes to statement of financial condition.*

Hewitt Financial Services LLC

Notes to Statement of Financial Condition

September 30, 2009

## 1. Organization and Nature of Business

Hewitt Financial Services LLC (the Company) was organized on April 8, 1994, in the state of Illinois, and commenced operations on December 21, 1994. The Company is a wholly owned subsidiary of Hewitt Associates, LLC (the Parent), which is a wholly owned subsidiary of Hewitt Associates, Inc. (the Ultimate Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also an investment advisor registered with the SEC under the Investment Advisors Act of 1940.

The Company clears its security transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

The largest portion of revenue earned by the Company includes administrative and shareholder services and 12b-1 fees from unaffiliated mutual fund families. Participants in institutional employee benefit plans administered by the Parent or its affiliates invest in these mutual fund families, and the Company earns fees for shareholder services provided. Fees earned from mutual fund families relating to employee benefit plan customers include asset-based fees and fund participant fees. The Company also earns fees for shareholder services provided to an affiliated mutual fund. All fees are earned based on contractual agreements.

Fees and commissions consist primarily of revenues earned from trading activity referred to the clearing broker. Fees are also earned in connection with referral arrangements between the Company and other broker-dealers related to the offering of college savings 529 plans and IRA rollovers. The Company also earns revenues from independent fee-only investment advisors through a referral arrangement where customers can participate in a personal financial consulting program. In addition, the Company provides investment consulting services related to employee benefit plans administered by the Parent or its affiliates. These investment consulting services include evaluating fund performance and recommending changes to investment programs.

As of September 30, 2009, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. The Accounting Standards Codification (the ASC) became the source of authoritative generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. The ASC supersedes all existing non-SEC accounting and reporting standards. All other

## 1. Organization and Nature of Business (continued)

nongrandfathered non-SEC accounting literature not included in the ASC is non-authoritative. GAAP is not intended to be changed as a result of this statement, but will change the way the guidance is organized and presented. The Company implemented the ASC in this statement of financial condition by providing references to the ASC topics.

## 2. Significant Accounting Policies

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days.

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

## 3. Related Parties

The Company is the affiliated broker-dealer of Hewitt Series Trust and earns shareholder services fees from this affiliated mutual fund. The amount due from this fund for fees earned from this agreement was $123,945 and was included within accounts receivable as of September 30, 2009.

## 4. Concentration of Credit Risk

The Company has a concentration of credit risk in that all of its cash is held at one bank.

## 5. Income Taxes

The Company is organized as a limited liability company with a single member and, as such, is not separately subject to income taxes. The results of the Company are included in the income tax return of the Ultimate Parent.

Notes to Statement of Financial Condition (continued)

## 6. Commitments and Contingencies

The Company applies the provisions of FASB ASC Topic 460, *Guarantees* (ASC 460), which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. At September 30, 2009, the Company had approximately $21,000 extended to customers through its clearing broker and subject to such indemnification. The Company and the clearing broker monitor required margin levels daily and, pursuant to guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

## 7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company, at all times, maintain net capital (as defined) equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. At September 30, 2009, the Company's ratio of aggregate indebtedness to net capital was .02 to 1. At September 30, 2009, the Company's net capital was $2,258,116, and its required net capital was $50,000. Rule 15c3-1 may effectively restrict advances or distributions to the Parent. Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2009, the Company was in compliance with all such requirements.

## 8. Subsequent Events

The Company has evaluated subsequent events through November 20, 2009, the issuance date of the statement of financial condition, and determined that no events or transactions requiring statement of financial condition disclosure have been identified.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

**About Ernst & Young**
Ernst & Young is a global leader in assurance,
tax, transaction and advisory services.
Worldwide, our 130,000 people are united
by our shared values and an unwavering
commitment to quality. We make a difference
by helping our people, our clients and our wider
communities achieve potential.

www.ey.com

